DAILY JOURNAL CORPORATION

915 EAST FIRST STREET

LOS ANGELES, CALIFORNIA 90012

TELEPHONE (213) 229-5300

FACSIMILE (213) 229-5481

January 26, 2015

Lyn Shenk

Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:     Daily Journal Corporation (the “Company”)

Form 10-K for Fiscal Year Ended September 30, 2013

Filed on June 24, 2014

Form 10-Q for the Quarter Ended December 31, 2013

Filed on August 13, 2014

Form 10-Q for the Quarter Ended March 31, 2014

Filed on August 15, 2014

File No. 000-14665

Dear Mr. Shenk:

We are in receipt of your letter dated December 16, 2014 with respect to the above-referenced Form 10-K (the “Form 10-K”) and Forms 10-Q (the “Forms 10-Q”). For ease of reference, we have set forth your comments and the Company’s responses to those comments below.

Form 10-K for Fiscal Year Ended September 30, 2013

Item 9A. Controls and Procedures, page 34

Evaluation of Disclosure Controls and Procedures, page 34

1. We note your response to prior comment 2. You state that your Form 10-K was completed and ready to file in December 2013 with all internal sign offs completed before December 31, 2013, the extended reporting deadline under Exchange Act Rule 12b-25. In the second paragraph on page 1, however, you state that because Ernst & Young did not complete its audits until the third quarter of fiscal 2014, there was no definitive starting place for periods subsequent to fiscal 2013, and it was not possible for the Company to file Form 10-Qs for the first two quarters of fiscal 2014 on a timely basis.

As discussed in Chapter 8 of the Internal Control – Integrated Framework of the Committee of Sponsoring Organizations of the Treadway Commission (COSO),

“external parties, such as external auditors, often contribute to the achievement of the entity’s objectives and provide information useful in effecting internal control. However, they are not responsible for the effectiveness of, nor are they a part of, an entity’s internal control system.”

In that light, describe the controls in place related to your financial statement close process as of September 30, 2013. Considering that the adjustments (e.g., reclassification from goodwill and accrued liabilities to prepaid expense and other assets) to your fiscal 2013 financial statements were recorded subsequent to you reporting fiscal 2013 earnings in a Form 8-K filed on December 31, 2013, when you said all internal sign offs were completed, please tell us how you determined there were no control deficiencies in your internal controls over financial statement close process or in the areas where the adjustments were made.

As noted in your comment and in the COSO report, external auditors can be useful in achieving the objectives of a company’s control environment, but they are not technically part of the company’s ICFR. Accordingly, an auditor’s failure to meet required deadlines does not represent a failure of a company’s ICFR.

The Company’s financial close and financial statement compilation process, together with the related controls, can be summarized as follows:

●	The Company’s monthly financial statements are normally closed during the second or third week of the subsequent month. The process is led by the controller and includes the following steps:
o	Close accounts receivable, reconcile accounts receivable aging report with the general ledger and post any closing entries;
o	Reconcile and post investment entries such as interest/dividend accruals, discount/premium amortization, unrealized gain/loss and comprehensive income/loss on government securities, bonds and common stock investments;
o	Close accounts payable, reconcile accounts payable aging report with the general ledger and post any closing entries;
o	Review and book any bank statement entries such as fund transfer, tax deposit, interest income, bank fees, etc.;
o	Book deferrals, accruals, management incentive plan units and special reserves for the month;
o	Reconcile all balance sheet items and post all necessary adjustments, reclassifications and closing entries;
o	Review comparative variances in the preliminary financial statements prior to closing to ensure no errors (such as mis-posting or omission of expenses or revenues) have occurred;
o	Record preliminary income tax provisions (benefits);
o	Post allocation entries;

o	Prepare and post the Company’s investments in its subsidiaries and consolidated elimination entries; and
o	Review monthly checklists to ensure that all relevant items and areas are accounted for, and coordinate with other members of the accounting staff who use their own monthly checklists.
●	Each department supervisor reviews the department’s monthly expense reports to ensure expenses for the month are legitimate.
●	The CEO/CFO and controller review and analyze the financial comparative variance for the month and year-to-date.
●	In the case of quarter and year-end closes, the controller then compiles a first draft of the Form 10-Q or Form 10-K (the “Report”), as applicable.
●

Having reviewed the monthly management reports from each of the department supervisors, the CEO/CFO reviews the draft Report and revises it, with particular attention paid to Management’s Discussion and Analysis of Financial Condition and the notes to the financial statements.

●	The controller proofreads the Report and sends it for review to outside counsel, who has typically participated in preparing or finalizing the Company’s key contracts and public filings.
●	The CEO/CFO and controller review outside counsel’s comments and revise the draft Report accordingly.
●	The controller sends the revised draft of the Report to the Company’s auditor, as well as to the Chairman and each member of the Company’s audit committee.
●	The CEO/CFO and controller revise the Report to include appropriate comments from the auditor, Chairman and audit committee members.
●	The controller sends the revised draft of the Report to the members of the Company’s disclosure committee, and any appropriate comments are incorporated.
●	The controller sends the Report to the printer for EDGAR conversion and XBRL tagging.
●	The controller, outside counsel and the auditor review the EDGAR proof, and the controller checks the XBRL tagging once received from the printer.
●	The CEO/CFO and the controller incorporate any final comments from the disclosure committee, outside counsel, the directors and the auditor.
●	The CEO/CFO and the controller review and sign the management representation letter and deliver it to the auditor.
●	In the case of the 10-K, the signatures of the directors are collected.
●	The CEO/CFO signs the Report and it is filed.

The adjustments to the Company’s 2013 financial statements were recorded subsequent to the closing of the books because the Company’s auditor, Ernst & Young LLP (“EY”), first raised the issue of accumulating work-in-progress (“WIP”) for certain software installation projects acquired as part of the acquisition of New Dawn Technologies, Inc. (“New Dawn”) well after the initial Form 10-K filing deadline.

For more than a decade, the Company had accounted for software installation projects using the completed contract method of accounting without accumulating WIP due to the uncertainty typically associated with customer acceptance of software installation projects.

EY was well aware of, and had long accepted, this accounting, and it was consistent with EY’s own published guidance on the topic as found on page 358 of its Financial Reporting Developments Guide on the topic of Software – Revenue Recognition, Accounting Standards Codification 985-605, September 2012:

“If a vendor concludes a contract should be accounted for using the completed-contract method due to significant uncertainty regarding customer acceptance, we believe it would not be appropriate to accumulate costs related to the contract on the balance sheet until acceptance occurs or reasonably assured.”

At the time of the New Dawn acquisition, the Company discussed the purchase price allocation with EY. Accordingly, the Company was surprised when EY first raised the WIP issue after the original filing deadline. As further discussed below, the Company does not believe that the adjustments were necessary under GAAP, but EY required them as a condition to the delivery of its audit report. The Company did not view this as a disagreement with EY, but rather a matter of the parties making different judgment calls about the requirements in these specific circumstances regarding a matter the Company believed was not material to investors. Accepting EY's position was a practical decision on the part of the Company, and not the result of deficiencies in the Company’s close process or in the areas where the adjustments were made.

2. We note that you do not believe that the differences in amounts reported within the Forms 8-K versus the Form 10-K and Forms 10-Qs are significant from an investor’s standpoint, nor were they quantitatively or qualitatively material. We note, however, the following:

●	the loss before taxes for the first and second quarters reported in the Form 10-Qs increased by 10% and 22% from what was disclosed within the Forms 8-K and

●	the first quarter impact was lower due to an offsetting adjustment related to the finalization of the third-party valuation report.

In that regard, please provide your materiality and control deficiency analyses for the adjustments (e.g. $173,000 of additional expense in first quarter due to work-in-progress adjustment). We refer you to bullet point three of SEC Release No. 33-8810 (June 27, 2007) that discusses management’s evaluation of material misstatements in the financial statements. Please also clarify which adjustments from your last response were auditor versus management identified.

The third bullet point on page 37 of SEC Release No. 33-8810 states that management should evaluate the following circumstance to determine whether it represents a material weakness in ICFR:

“Identification of a material misstatement of the financial statements in the current period in circumstances that indicate the misstatement would not have been detected by the company's ICFR.”

As noted in our response to your prior comment letter, the Company does not believe that there was a material misstatement of the financial statements, nor does it believe that any misstatement went undetected by the Company’s ICFR. The differences in the reported pretax income of the Company between the Forms 8-K, on the one hand, and the Form 10-K and Forms 10-Q on the other hand, primarily reflect the recording of WIP that resulted in recognizing personnel costs for projects that were completed in the first two quarters of fiscal 2014. There would have been no such personnel costs to adjust in those two quarters if the Company did not record WIP, and the decision to record WIP was a practical one, as noted above.

Also as previously noted, the resulting WIP adjustments of $173,000 in the first quarter of fiscal 2014 (and $303,000 in the first six-months of fiscal 2014) were, from an investor’s standpoint, neither quantitatively nor qualitatively material. As percentage increases in the Company’s loss, they appear significant, but that is only because the Company otherwise had a relatively small pretax loss during the first and second quarters of fiscal 2014. It is misleading to look only at the percentages. For example, $2.00 may be 50% of $4.00, but $2.00 by itself is nominal. In this case, the difference of WIP-related expenses in the first quarter of fiscal 2014 represents $173,000 of additional personnel costs, which when compared to the Company’s total personnel costs during that quarter of $6,499,000, represents a less than 2.7% increase in personnel costs, and only about a 1.5% increase in total operating expenses, for that quarter. It was immaterial.

Please keep in mind that the Company issued preliminary results for the first two quarters of fiscal 2014 that had not been reviewed by the Company’s auditor in order to provide the market with important information about the Company’s performance, realizing that those numbers were dependent upon the resolution of the fiscal 2013 financials. The Company believes that providing such information was the right thing to do, even though the accumulation of WIP ultimately resulted in changes to those preliminary numbers.

The WIP adjustment was identified and required by EY. The changes in the tax provision simply reflect the better information that existed in August 2014 about the likelihood of better results for the full fiscal year than earlier estimated, and were identified by management. The changes resulting from the third party valuation of the intangible assets acquired from ISD Corporation (“ISD”) were also identified by management.

3. We note your statement that the differences in amounts reported in the Forms 8-K versus the Form 10-K and Forms 10-Q represent only two matters, one of which is the purchase price allocation for the New Dawn Technologies, Inc. acquisition. Please describe your process for determining the purchase price allocation for a business combination, including the valuation of identified assets acquired and liabilities assumed. Tell us the controls you had in place around these processes as of September 30, 2013.

The Company’s process for determining the purchase price allocation of acquisitions is conducted in accordance with ASC 805, Business Combinations, using the purchase method of accounting, and can be summarized as follows:

●	All identifiable assets acquired and liabilities assumed are categorized as such and recorded at their fair values.

●

Identifiable intangible assets are valued. In connection with the New Dawn acquisition, management initially estimated the value of the software acquired based on its experience in the software business, and then a third party valuation firm was engaged to value the intangible assets based on Level 3 fair value measurements using an income approach discounted to present value. The third party valuation firm also used this income approach in valuing ISD’s intangible assets.

●	Management conducts an internal audit to substantiate the quality of the assets and to verify the amount of liabilities, and any necessary adjustments are made.
●

After taking into account the third party valuation firm’s opinion, the remainder of the purchase price not allocated to identifiable assets and liabilities and identifiable intangible assets is allocated to goodwill.

The Company then continually reviews these acquired assets and liabilities as it prepares its monthly financial statements going forward, using the following controls that were in place as of September 30, 2013:

●

Continue monitoring the identifiable intangible assets to ensure that there is no decrease in their value, such as a loss of a major contract/customer or an introduction of a new judicial software system by a competitor.

●

Analyze goodwill for possible impairment annually or whenever events or changes in circumstances indicate that the value may not be recoverable, with considered factors such as the current year’s business profitability before intangible amortization, fluctuations of revenues, changes in the marketplace, the status of deferred installation contracts and new business, among other things.

●	Keep track of accounts receivable to ensure there is no bad debt included in the receivable and that the allowance for doubtful accounts is adequate.
●	Make sure that all assets on the balance sheet are carried at no more than their recoverable amounts.
●	Continue maintaining monthly balance roll-forward schedules for deferred contract revenues and deferred maintenance and support.
●	Hold regular meetings with project managers and review project status reports to ensure no bad project items are included in the balance sheet.

4. Please address the following related to the purchase price adjustments:

●

The first adjustment refers to “work-in-progress” reclassification of $1.76 million from “goodwill and accrued liabilities” to “prepaid expenses and other assets.” Please describe this reclassification adjustment in greater detail including the facts and circumstances surrounding the work-in progress, management’s analysis in recording the work-in progress first as a liability and goodwill and the information provided by the auditor in determining that the amount actually represented two assets.

●

Tell us the nature of the $1.7 million intangible asset identified by management as part of the initial purchase price allocation that was later reclassified to goodwill as part of the valuation specialist report. Address whether the reclassification was the result of a decrease in the value of the intangible asset or the asset identified did not meet the definition of an intangible asset in ASC 805. Also describe the evidence used during the preliminary purchase price allocation to support the initial identification and valuation of the intangible asset.

The $1.76 million adjustment actually includes two things: (i) a reclassification of $1.5 million from goodwill to WIP, and (ii) the establishment of a specific $262,000 liability for amounts owed to a third party for data conversion costs, which were also included in WIP. The issue here relates to accumulating WIP versus not accumulating WIP, and not to one asset versus two assets.

As noted above, for more than a decade, the Company had expensed costs as incurred rather than accumulating them as WIP due to the significant uncertainty in whether a customer will accept a particular software installation project. And in the Company’s opinion, the projects inherited from the acquisition of New Dawn were no different, particularly given the Company’s commitment to providing complete customer satisfaction prior to a project “going live.”

The reasons why EY insisted on accumulating WIP were never clearly communicated to the Company. It may be that EY took the position that ASC 805 requires the identification and accumulation of WIP at the time of an acquisition, even when the buyer does not believe it is acquiring any WIP inventory and intends to account for the acquired projects under ASC 985-605, Software-Revenue Recognition, using the completed contract method without accumulating WIP due to the significant uncertainty of customer acceptance. The Company does not read the purchase accounting rules under ASC 805 as requiring an allocation to WIP at the time of an acquisition under such circumstances.

EY did not provide any information that led management to conclude that it should accumulate WIP, other than indicating that it would withhold its audit report unless the Company did so. The Company is practical, and recognizing that there could be judgment calls in this area, the Company did not think it wise to further prolong the delay in the filing of the Form 10-K by dismissing EY over an ultimately immaterial adjustment.

As noted in the second part of your comment, $1.7 million was reclassified to goodwill following completion of the third party valuation report with respect to the intangible assets acquired from ISD less than a month prior to the end of fiscal 2013. There was no specific intangible asset identified by management that was later reclassified to goodwill. The reason for the change was that at the time the Company made its preliminary allocation, no amount had yet been allocated to goodwill. ISD’s only intangible assets were software and customer relationships, and while awaiting the third party’s report, which took far longer than expected, the Company preliminarily allocated the purchase price only to the identifiable assets and liabilities and the balance to the identifiable intangible assets. The third party valuation firm used a formula to ascribe an estimated value to the software and customer relationships, and the $1.7 million balance of the purchase price was then allocated to goodwill.

Management’s Report on Internal Control over Financial Reporting, page 34

5. We note your response to comment 4 and that the audit adjustments include an “other-than-temporary impairment “(OTTI) charge on a marketable security held by the company. You state that in the summer of 2013 you considered the need for an impairment charge on this security and ultimately concluded it was not necessary. It is not clear, however, whether an impairment analysis was performed for this security as of September 30, 2013. Please address the following related to the impairment charge:

●

Tell us if an OTTI analysis was done on this security as of September 30, 2013. If so, tell us the positive and negative evidence you considered during your June 30, 2013 and September 30, 2013 impairment analyses.

●

Tell us the amount of the OTTI audit adjustment recorded at September 30, 2013. In addition, address how you determined that the audit adjustment was not a material misstatement as we note from the Consolidated Statement of Comprehensive Income in your Form 10-K that OTTI recorded totaled $1.7 million and represented a 27% decline in your income before taxes.

●

Tell us the controls you have in place surrounding your OTTI analysis for investment securities. In addition, explain how these controls were effective and there was not a control deficiency considering an audit adjustment related to OTTI was recorded.

●

In response to the second bullet point if you determine that the OTTI audit adjustment was material, tell us how you were able to conclude that the severity of the control failure did not rise to the level of a material weakness.

Yes, an impairment analysis was conducted as of September 30, 2013. As described in the Form 10-K, the Company conducts an impairment analysis quarterly, and more frequently as warranted. In this case, the security at issue was an American Depositary Receipt of POSCO, one of the largest steel companies in the world. In terms of comparing the analysis as of June 30 versus September 30, 2013, the security’s price was approximately 13% higher at the end of September than it was at the end of June, the Company believed POSCO’s business remained fundamentally sound with good near term prospects, and the Company had the ability and intent to hold the security. On the other hand, even with the 13% increase in price, the security was still below the Company’s cost basis and the world market for steel products remained volatile.

The amount of the impairment was $1,719,000 (or $1,051,000 net of taxes). As of September 30, 2013, this represents only approximately 1.2% of the value of the Company’s investment portfolio (prior to the impairment adjustment). Because an OTTI impairment runs through the Company’s income statement, it can have a significant effect on quarterly earnings even though it has no effect on the Company’s business and very little effect on the value of the overall portfolio. But even if the amount is considered material in the context of calculating the Company’s quarterly earnings, the Company’s ICFR identified the issue and no financial statements were ever released without reflecting the OTTI.

The Company’s controls with respect to the monitoring of its investments can be summarized as follows:

●	The controller reviews the market prices for the Company’s securities daily, and a summary report is provided to the CEO/CFO daily.
●

If the market value of a security in the portfolio falls significantly below its cost for a period of more than three months, or if there are other significant changes in the market value of a security:

o	The CEO/CFO discusses the issue with Mr. Munger;
o	Mr. Munger consults his sources of information and makes a determination that is then communicated to the CEO/CFO and controller;
o	The controller communicates Mr. Munger’s determination to the Company’s auditor.

The Company’s ICFR worked effectively and identified the possible need to record an impairment for its investment in POSCO. EY initially agreed with the Company’s conclusion that an impairment was not necessary, and then changed its mind and required an impairment as a condition to delivery of its audit report. Even if the amount of the impairment is deemed material in a given quarter, whether to record an OTTI is an inherently difficult judgment call, and making a reasonable decision one way or the other does not represent a failure of the Company’s ICFR. As with the WIP issue, the Company did not consider this a formal disagreement with EY, and the Company accepted EY's new position in recognition of the room for judgment on the issue and to be practical in terms of getting the Form 10-K on file.

Form 10-Q for the Quarter ended December 31, 2013 and March 31, 2014

6. We note your response to prior comment 6. Please address the following related to your income tax process:

●

Explain in greater detail your process and controls surrounding income taxes for financial reporting. Clarify whether your control process was complete at the time of the identification of the mathematical error in the tax schedule.

●

Tell us the specific controls you had in place that would have caught mathematical errors in the tax schedules prepared by the third-party expert prior to the review by your outside auditor. Tell us whether your controls include recording of all tax entries before the auditor begins its review.

●	Tell us the nature and amounts of the mathematical errors and the tax schedules impacted. Also describe the financial statement impact (i.e. line items affected) if the error had not been caught.

The Company’s process and controls surrounding income taxes for financial reporting purposes can be summarized as follows:

●

At each quarterly close of the financial statements, the Company sends its unaudited financial statements with trial balance reports, general ledger reports detailing the deferred tax and income tax provision/benefit activities and revenues by states, and other tax related support schedules (showing fixed asset depreciation, intangible amortization, vacation accruals, bad debt reserves, Domestic Production Activity Deduction revenues, business meal expenses, and the like) to its third party tax expert to help prepare the tax entries.

●

Upon receiving the necessary tax documents, the third party tax expert analyzes the book-tax difference items (temporary and permanent) and prepares a set of tax work papers (typically about 15 to 20 excel spreadsheets itemizing how the tax provision/benefits, deferred tax assets and liabilities are calculated). The proposed tax entries are also included with the effective tax rate for the quarter or year, as applicable, together with the tax footnote disclosures.

●

During the process of analyzing and preparing the tax entries, the third party tax expert communicates regularly via emails and/or phone calls with the controller and/or the CEO/CFO to ensure mutual understanding and to ask questions regarding such things as any foreseeable changes in projected income by states, intangible impairments or the payable time for certain accruals.

●

In the case of any non-routine transactions (such as an acquisition or a state law change in which the application of the tax code is obscure), the third party tax expert may discuss the issues with management first and then hold meetings with the auditor’s tax team and/or management to ensure everyone agrees to an approach before moving forward.

●

Once an agreement is reached, the third party tax expert will then proceed on finalizing the proposed tax entries and send a complete set of tax work papers to the controller and the auditor’s tax team concurrently for further review. (The concurrent circulation of the work papers to management and the auditor’s tax team is important given the amount of time it often takes the auditor’s tax team to finalize decisions though its internal process and to complete its work.)

●

Once finished with the review of the tax work papers for the proposed final tax entries, the controller then records them in the books, generates new financial statements and updates the Form 10-Q or Form 10-K, if necessary, to reflect the final figures.

●	The new financial statements and Form 10-Q or Form 10-K, as applicable, are sent to the auditor to finalize its review or audit, as applicable.

The specific mathematical error at issue in this case was that the Domestic Production Activity Deduction had been added instead of subtracted on the tax schedules. This resulted in a correction of $42,000 recorded as a debit to income taxes payable and a credit to the tax provision. The error was identified in a draft of the tax schedules. The process of review was not complete at the time of the identification of the error.

Had EY not spotted the mathematical error first, it would have been easily spotted and corrected during the Company’s routine review of the tax schedules, as the Company has taken this and other tax credits for many years and management is familiar with how the calculations work. As noted above, the Company’s controls do not include a mechanism to catch mathematical errors in tax schedules before they are shown to the auditor’s tax team because the third party tax expert circulates the tax schedules simultaneously. The Company believes this is appropriate given that the third party tax expert essentially acts as the Company’s tax department and given the amount of time it often takes the auditor’s tax team to complete its work and to finalize decisions through its internal process.

* * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions regarding the foregoing to the undersigned at (213) 229-5300.

Sincerely,

/s/ Gerald L. Salzman

Gerald L. Salzman